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                      March 15, 2021

       Patrick Lavelle
       President and Chief Executive Office
       VOXX International Corporation
       2351 J. Lawson Blvd.
       Orlando, FL 32824

                                                        Re: VOXX International
Corporation
                                                            Form 10-K for the
Fiscal Year Ended February 29, 2020
                                                            File No. 001-09532

       Dear Mr. Lavelle:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services